SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Genta Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  372 45 M 20 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:
David R. Walner, Esq.                                    Monica C. Lord, Esq.
Paramount Capital Asset                                  Kramer, Levin,
   Management, Inc.                                        Naftalis & Frankel
787 Seventh Avenue                                       919 Third Avenue
New York, NY 10019                                       New York, NY  10022
(212) 554-4372                                           (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 31, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following:     [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 14 Pages

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 2 of 14 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 13,966,335**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          13,966,335**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,966,335**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           61.2% (35.9% of the outstanding voting power)***
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------
** Does not include shares of Common Stock (the "Note Interest Common Shares") issuable upon conversion of the Series D Convertible Preferred Stock issuable upon conversion of the interest on the 12% Senior Secured Convertible Bridge Notes. At September 30, 1997, Paramount Capital Asset Management, Inc. may have been deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 424,373 Note Interest Common Shares.

*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 5, 1997, Paramount Captal Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 35.9% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 3 of 14 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 4,883,643**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          4,883,643**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,883,643**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           21.4% (12.6% of the outstanding voting power)***
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           PN
-------------------------------------------------------------------------------
** Does not include any Note Interest Common Shares. At September 30, 1997, the Aries Domestic Fund, L.P. may have been deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 148,531 Note Interest Common Shares.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 5, 1997, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 12.6% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 4 of 14 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 9,082,692**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          9,082,692**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,082,692**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           39.8% (23.4% of the outstanding voting power)***
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           OO (see Item 2)
-------------------------------------------------------------------------------
** Does not include any Note Interest Common Shares. At September 30, 1997, The Aries Trust may have been deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 275,842 Note Interest Common Shares.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 5, 1997, The Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 23.4% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 5 of 14 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay A Rosenwald, M.D.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [_]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 18,448,575**
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          18,448,575**
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,448,575**
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           80.9% (47.5% of the outstanding voting power)***
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
** Does not include any Note Interest Common Shares. At September 30, 1997, Lindsay A. Rosenwald, M.D. may have been deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 424,373 Note Interest Common Shares.
*** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 5, 1997, Lindsay A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 47.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 6 of 14 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [ ]


-------------------------------------------------------------------------------
    3      SEC USE ONLY



-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          None
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 4,482,240
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   None
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          4,482,240
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,482,240
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.7% (11.5% of the outstanding voting power)**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
-------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 5, 1997, Paramount Capital, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 11.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------                       -------------------------------
CUSIP No. 372 45 M 20 7              13D                     Page 7 of 14 Pages
--------------------------                       -------------------------------

-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Michael S. Weiss
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)   [_]
                                                               (b)   [x]
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF (see Item 3)
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     [_]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

-------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          16,644
                 NUMBER OF         --------------------------------------------
                  SHARES           8      SHARED VOTING POWER
               BENEFICIALLY
                 OWNED BY                 None
                   EACH            --------------------------------------------
                REPORTING          9      SOLE DISPOSITIVE POWER
                  PERSON
                   WITH                   16,644
                                   --------------------------------------------
                                   10     SHARED DISPOSITIVE POWER

                                          None
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,644
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [_]
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.4% (less than 0.1% of the outstanding voting power)**
-------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
-------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 5, 1997, Mr. Michael S. Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) less than 0.1% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D


         This Amendment No. 3 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, as amended to date, (the "Schedule").

Item 2. Identity and Background.

         The information contained in Item 2 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

     (a)  This  statement  is  filed  on  behalf  of  Paramount   Capital  Asset
          Management, Inc. ("Paramount Capital"), Paramount Capital, Inc. ("PCI"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust"), Dr. Lindsay A. Rosenwald (together with Paramount Capital, PCI, Aries Domestic and Aries Trust, the "Aries Reporting Persons") and Mr. Michael S. Weiss (together with the Aries Reporting Persons, the "Filing Persons"). See attached Exhibit X which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. Mr. Weiss and the Aries Reporting Persons have made, and will continue to make, their own investment decisions. The investment decisions of Mr. Weiss may or may not coincide with the decisions made by the Aries Reporting Persons. Each Filing Person expressly disclaims Mr. Weiss' membership in a "group" with the Aries Reporting Persons within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

     (b) The business address of Paramount Capital, PCI, Aries Domestic, Dr. Rosenwald and Mr. Weiss is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager, sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in the State of Delaware and sole shareholder of PCI,/2/ a New York corporation.

--------

    /1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.
    /2/ Please see attached Exhibit Y indicating the executive officers and directors of PCI and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit Y is herein incorporated by reference.


                               Page 8 of 14 Pages

          Paramount Capital is the General Partner of Aries Domestic,/3/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/4/ a Cayman Islands Trust. Mr. Weiss is a Senior Managing Director of PCI and also is a Director and Vice Chairman of the Issuer's Board of Directors.

     (d) Dr. Rosenwald, Mr. Weiss, Paramount Capital, PCI, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Mr. Weiss, Paramount Capital, PCI, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald and Mr. Weiss are citizens of the United States.

Item 4. Purpose of Transaction.

         The information contained in Item 4 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

         The Filing Persons acquired securities of the Issuer as an investment in the Issuer. Except as indicated in this Schedule 13D, the Filing Persons currently have no plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Pursuant to Section 7.20 of the Note and Warrant Purchase Agreement, the Aries Reporting Persons have the right to designate nominees constituting a majority of the members of the Board of Directors of the Issuer. Thomas H. Adams resigned from the Board of Directors of the Issuer, on which he had served as Chairman of the Board of Directors, and the Aries Reporting Persons designated Mr. Weiss as a nominee for Director and he was appointed by the Board and elected Interim Chairman of the Issuer's

--------

    /3/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

    /4/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

                               Page 9 of 14 Pages

Board of Directors. David R. Walner, an Associate Director of Paramount Capital, Inc. and an Associate Director and Secretary of Paramount Capital, was appointed Secretary of the Issuer on May 5, 1997. On September 11, 1997, the Aries Reporting Persons designated Glenn L. Cooper, M.D., Donald G. Drapkin, Bobby W. Sandage, Jr., Ph.D. and Andrew J. Stein as nominees to the Board of Directors of the Company (the "Board"). Mr. Weiss stepped down as Interim Chairman and the Board elected Mr. Drapkin Chairman and Mr. Weiss Vice Chairman. On September 21, 1997, Dr. Kenneth G. Kasses was elected to the Issuer's Board of Directors, and Mr. Kasses was appointed President and Chief Executive Officer of the Issuer,
effective October 1, 1997. In connection with the Loan and the related transactions (collectively, the "Transactions"), the Issuer amended its Shareholder Rights Agreement (the "Plan") dated as of October 1, 1993, to provide that the Plan would not be applicable to the Aries Reporting Persons and the Transactions. Aries Trust and Aries Domestic entered into a Line of Credit Agreement with the Issuer pursuant to which Aries Trust and Aries Domestic provided the Issuer with a line of credit of up to $500,000, which subsequently was repaid, in consideration for warrants (the "Line of Credit Warrants") in the forms filed as Exhibits N and O to Amendment No. 1 to Schedule 13D dated July 24, 1997, to purchase 50,000 shares of Common Stock of the Issuer exerciseable at $2.50 per share, subject to adjustment upon the occurrence of certain events. The Filing Persons may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Filing Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.


Item 5. Interest in Securities of Issuer.

         The information contained in Item 5 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

     (a) As of November [__], 1997: Dr. Rosenwald, as the sole shareholder of PCI and Paramount Capital, may be deemed beneficially to own 18,448,575 shares or 80.9% of the Issuer's Common Stock (not including any Note Interest Common Shares); PCI, through its ownership of, or right to receive, the Placement Warrants and the Advisory Warrants, may be deemed beneficially to own 4,482,240 shares or 19.7% of the Issuer's Common Stock; Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 13,966,335 shares or 61.2% of the Issuer's Common Stock (not including any Note Interest Common Shares); and Aries Domestic, Aries Trust and Mr. Weiss may be deemed beneficially to own the following numbers of shares of Common Stock (in each case, not including any Note Interest Common Shares):


                      Aries Domestic             4,883,643
                      Aries Trust                9,082,692
                      Mr. Weiss                     16,644


                               Page 10 of 14 Pages

          Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Aries Reporting Persons and Mr. Weiss each disclaim beneficial ownership of all securities held by the other.

          The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 5, 1997, the Aries Reporting Persons may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 47.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding (not including any Note Interest Common Shares).

     (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald and PCI share the power to vote or to direct the vote, to dispose or to direct the disposition of the shares underlying the Placement Warrants and the Advisory Warrants. Mr. Weiss has the sole power to direct the vote and to dispose or to direct the disposition of the shares that he owns.

     (c) The Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days, except to the extent that the accrual of interest on the Notes pursuant to their terms may be deemed a transaction.

     (d)  & (e) Not applicable.


Item 7. Material to Be Filed as Exhibits

         The information contained in Item 7 to the Schedule is hereby amended by adding the following Exhibits:

        Exhibit X: Agreement of Joint Filing of Schedule 13D dated as of November 5, 1997.

        Exhibit Y: List of executive officers and directors of PCI and information called for by Items 2-6 of this statement relating to said officers and directors.


                               Page 11 of 14 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   November 5, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 PARAMOUNT CAPITAL, INC.

Dated:   November 5, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   November 5, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   November 5, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:   November 5, 1997
         New York, NY                 /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.



Dated:   November 5, 1997
         New York, NY                 /s/ Michael S. Weiss
                                     ---------------------------------------
                                     Mr. Michael S. Weiss


                               Page 12 of 14 Pages

                                    EXHIBIT X

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

               The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   November 5, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 PARAMOUNT CAPITAL, INC.

Dated:   November 5, 1997
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President

                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   November 5, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   November 5, 1997
         New York, NY             By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.
                                     President


Dated:   November 5, 1997
         New York, NY                 /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.



Dated:   November 5, 1997
         New York, NY                 /s/ Michael S. Weiss
                                     ---------------------------------------
                                     Mr. Michael S. Weiss


                               Page 13 of 14 Pages

                                    EXHIBIT Y


        The name and principal occupation or employment, which in each instance is with Paramount Capital, Inc. ("PCI") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of PCI is an follows:


                                           PRINCIPAL OCCUPATION
        NAME                                   OR EMPLOYMENT
        ----                                   -------------

Lindsay A. Rosenwald, M.D.     Chairman of the Board, President of Paramount
                               Capital Asset Management, Inc., Paramount Capital
                               Investments LLC and Paramount Capital, Inc.

Peter Morgan Kash              Director of Paramount Capital Asset Management,
                               Inc., Senior Managing Director, Paramount
                               Capital, Inc.

Steve Kanzer                   Senior Managing Director, Paramount Capital,
                               Inc., Head of Venture Capital, Paramount Capital
                               Investments, LLC


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                               Page 14 of 14 Pages